EXHIBIT 99.1

Bellatrix Reports Voting Results From 2018 Annual and Special Meeting

CALGARY, Alberta, May 09, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) is pleased to announce the voting results from its annual and special meeting of shareholders held May 9, 2018 in Calgary, Alberta (the “Meeting”).

VOTING RESULTS FROM THE MEETING

Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated March 26, 2018 (the “Information Circular”), which is available on SEDAR at www.sedar.com and on the Company’s website at http://www.bxe.com/investors/reports-filings.cfm.

  Election of Directors

The number of directors to be elected to the Board of Directors of the Company (the “Board”) at the Meeting was fixed at ten and the following ten nominees were appointed as directors of Bellatrix to serve until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes For	Votes Withheld

Brent A. Eshleman	93.76% (6,710,060)	6.24% (446,439)

Murray L. Cobbe	93.26% (6,673,835)	6.74% (482,664)

John H. Cuthbertson	92.64% (6,629,622)	7.36% (526,877)

W.C. Mickey Dunn	93.47% (6,689,297)	6.53% (467,202)

Lynn Kis	93.54% (6,693,956)	6.46% (462,543)

Keith E. Macdonald	93.23% (6,672,231)	6.77% (484,268)

Thomas E. MacInnis	93.60% (6,698,273)	6.40% (458,226)

Steven J. Pully	91.89% (6,575,987)	8.11% (580,512)

Murray B. Todd	93.23% (6,671,925)	6.77% (484,574)

Keith S. Turnbull	93.39% (6,683,570)	6.61% (472,929)

  Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the directors of the Company.

  Approval of Unallocated Options

At the Meeting, an ordinary resolution was passed authorizing and approving all unallocated options under the Company’s share option plan, as more particularly described in the Information Circular.

  Acceptance of Company’s Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the Board, the Company’s approach to executive compensation disclosed in the Information Circular was approved with approximately 87 percent of votes cast in favour.

Voting in respect of the appointment of the Company’s auditors were conducted by a show of hands. Voting in respect of all other items was conducted by ballot, and as such the percentage of votes for those items reflects the results of the votes by ballot.  Additional details in respect of the Meeting’s voting results can be found on BXE’s profile at www.sedar.com and www.sec.gov.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com